Exhibit 2
October 13, 2008

Mr. Edward Liddy
Chairman & Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Dear Ed,

I am attaching our plan to save AIG.

As you know, AIG is in crisis.  The loan from the Federal government to AIG, as it is currently structured, will result in the liquidation of AIG, the loss of thousands of jobs, and the irretrievable loss of billions of dollars in shareholder value.

The loan is for a two-year term and carries approximately a 14% annual interest rate, including a 8.5% annual rate whether AIG takes down the loan or not, plus a 2% one-time commitment fee.  To the extent AIG actually draws on the loan facility, it pays additional interest at the annual rate of LIBOR.  Consequently, the loan carries an actual interest rate in excess of 14% and on top of that, the government receives 79.9% of the ownership of AIG.  Bottom-line, this means that AIG cannot pay off this loan from the proceeds of selling assets in this market, nor can it pay the annual interest rate from earnings.  As a result, thousands of jobs will be lost, pensioners will lose their savings, and millions of shareholders will be disenfranchised.  It is a lose/lose plan.

On the other hand, if the loan were changed to non-voting preferred stock, with an approximately 5-6% dividend and a 10-year right of redemption for AIG at a 10% premium, this could be turned into a win/win situation.

Please see the attached plan for further details.

Sincerely,

/s/ Maurice R. Greenberg

Last month, AIG’s Board of Directors entered into an agreement with the Federal Reserve Bank of New York to obtain a two-year, $85 billion credit facility (the “Credit Facility”).  The Credit Facility requires AIG to pay a 2 percent one-time commitment fee and interest of 8.5 percent per annum on undrawn capital (the rate on drawn capital is LIBOR plus 8.5 percent).  The deal also includes the issuance of super-voting preferred stock that is intended to deliver ownership of 79.9 percent of AIG to the United States Treasury.

The transaction is a “lose/lose” for all concerned.

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By requiring AIG to pay interest on money it does not borrow, the agreement encourages the company to draw down the full amount of the loan even if it does not need the capital.  In order to service the principal and interest on this loan, AIG will have no choice but to engage in a fire-sale of profitable assets.   The likelihood of being able to do so at reasonable prices in today’s market decreases with each passing day.

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Forcing AIG into liquidation will damage irreparably its tens of thousands of workers, pension funds that are significant AIG stockholders and retirees and millions of other ordinary Americans who are AIG stockholders, among others.  Thousands of jobs will be lost and employees’ savings wiped out.

At a minimum, AIG should be afforded the same borrowing terms as other companies.
Since the time the Credit Facility was entered into, the Federal Reserve has stepped up direct lending to scores of financial institutions and, for the first time last week, to non-financial institutions.  They are able to borrow on terms far less onerous than those imposed on AIG (the discount window primary credit rate for October 9th was 1.75 percent).

AIG has more than $1 trillion in assets, including key AIG assets that already act as security for the $85 billion loan facility.  That security provides sufficient protection to American taxpayers.  It is not necessary to wipe out virtually all of the shareholder value held by AIG’s millions of shareholders, including scores of ordinary Americans.

Who is the winner in this scenario?  It is hard to find one, except perhaps for certain of AIG’s transactional counterparties, who faced exposure in the tens of billions of dollars if AIG had filed for bankruptcy protection.
Although time is of the essence, it is not too late to change the terms of the AIG deal and protect the interests of both the American taxpayer and the numerous AIG employees, stockholders and others that will be impacted by AIG’s liquidation.

The terms of the Credit Facility and preferred stock issuance could be amended into a “win/win” as follows:

•	The government would acquire non-voting preferred stock in AIG that pays a 5 or 6 percent annual dividend. This would be a respectable spread over the cost of money to the Federal Reserve.

•	AIG would have the right to redeem the preferred over a period of 10 years at a 10 percent premium.

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Such a plan would have an immediate impact on the market and would save AIG from being liquidated.  The United States would retain a great company, jobs would not be lost, share value would increase, and sales of assets could be undertaken in a more orderly fashion than what is currently contemplated.

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If need be, AIG would raise third-party funds, and could ultimately have a Rights offering at a time when markets are more stable and the sale of assets, as indicated, could take place in an orderly manner.

The role of government should not be to force a company out of business, but rather to help it to stay in business, especially a company that has been the pride of its industry.

Such a plan should get a positive response from the rating agencies which could lead to the possible reduction in collateral calls, which is one of the issues burdening AIG.  Moreover, AIG would be eligible to sell some of its toxic securities to the new $700 billion fund, and finally, there might be some modification in mark-to-market accounting rules that could provide some relief during these turbulent times until the markets stabilize.  If the foregoing occurs, AIG could in all likelihood redeem the preferred in less than 10 years.

The above steps would provide a very positive signal to the market and would be a step forward toward restoring confidence and stabilizing the broader financial system.